787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 14, 2013

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Aberdeen Emerging Markets Telecommunications and Infrastructure Fund, Inc.

Preliminary Proxy Statement Filed on December 26, 2012

Investment Company Act File No. 811-08076

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the Staff provided in a telephone conversation with the undersigned on January 4, 2013.

For your convenience, the substance of those comments has been restated below in italicized text.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:                 Please restate the Proposal so that it is clear that shareholders are voting to replace the fundamental 65% policy with a new fundamental 80% policy and that shareholders are also voting to replace the fundamental investment restriction to concentrate investments in the telecommunications industry with a fundamental investment restriction to not concentrate in any industry.

Response:                             The requested change has been made.

Comment No. 2:                 In the chart that summarizes the current and amended versions of the Fund’s investment policies, please clarify which policies are fundamental and which policies are non-fundamental.

Response:                             The requested change has been made.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:                 The Staff notes that, as disclosed under the amended investment policies on page 3, the Fund considers “smaller companies” to be companies that have a market capitalization of less than $5 billion.  The Staff believes that this is a high threshold for defining smaller companies, please consider using a lower market capitalization threshold in the definition of smaller companies.

Response:                             The Registrant believes that it is appropriate and reasonable to define “smaller companies” as companies that have market capitalizations below $5 billion based on its analysis of the issuers located in emerging markets.  The Registrant believes that such market cap range supports its definition of “smaller companies.”

Comment No. 4:                 The Staff notes that, as disclosed under the amended investment policies on page 3, the Fund may, at the full discretion of the Adviser, continue to focus its investments in securities of companies from each of the infrastructure, telecommunications and technology sectors of emerging market countries.  Please clarify in proxy statement what is meant by “focus.” What percentage of assets will be invested in securities of companies from each of the infrastructure, telecommunications and technology sectors of emerging market countries?

Response:                             The Registrant respectfully declines to make the suggested change regarding stating specific percentages for its investments in these sectors as there are no target percentages for these securities.  This disclosure is intended to convey that while the Fund will no longer concentrate its investments in the telecommunications industry and will no longer have an 80% policy to invest in emerging markets telecommunications and infrastructure companies, the Adviser is not precluded from making investments in such companies. Within the parameters of not concentrating in any sector, the Registrant intends to maintain flexibility for the Adviser to act in the best interest of the Fund’s shareholders by increasing or decreasing exposure to such sectors depending on then current market conditions.

Comment No. 5:                 Please explain supplementally how (i) being organized under the laws of, or having a principal office in, an emerging market, or (ii) having its principal securities trading market in an emerging market country, tie an issuer to the fortunes and risks of an emerging market country.

Response:                             In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended, the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  In addition, the release proposing Rule 35d-1 suggested that the following types of securities, among others, could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; and (ii) securities that are traded principally in a country or region.  The Registrant’s criteria listed in (i) and (ii) of the sentence referenced above are consistent with the SEC’s guidance in the proposing release.

Comment No. 6:                 The Staff notes that, as disclosed under the amended investment policies on page 4, the Fund considers emerging market securities to include, in part, securities that are issued by issuers that “derive a significant portion of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries.”  Please clarify in the proxy statement what is meant by “significant.”  Does this mean over 50%, or does the Fund use some other threshold to measure significance?

Response:                             With respect to the disclosure cited above, the Registrant does not have a specific percentage threshold in determining what constitutes a significant portion of revenue.  Rather, the Registrant determines that a company or issuer derives a “significant” portion of its annual revenue from a country if the highest concentration of the company’s annual revenue comes from that country as measured by Bloomberg.  The Registrant has added language to the Appendix A of the Proxy Statement to clarify this point.

Comment No. 7:                 The Staff notes that, as disclosed under the amended investment policies on page 4, the Fund may also invest without limit in those markets deemed by the Adviser to be “Frontier” markets.  Please define what Frontier means.

Response:                             The requested change has been made.

Comment No. 8:                 On page 5 under the subsection entitled “Additional Information—Expenses,” it is disclosed that the expense of preparation, printing and mailing of the proxy card and accompanying Proxy Statement will be borne by the Fund. Please provide an estimated amount of the total expenses that will borne by the Fund.

Response:                             The requested change has been made.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
Anthony Geron

cc:           Lucia Sitar, Aberdeen Asset Management Inc.

Joseph Andolina, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP